Filed by Molecular Devices Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Axon Instruments, Inc.,
Commission File No.: 0-27316

Presentation to MDC Employees March 22, 2004

Forward-Looking Statements

Additional Information and Where to Find It

Axon Background Founded in 1983 Financial Performance $33.5m revenues in 2003 (22% growth) Profitable every year except 2002 128 employees Headquartered in Union City, California California corporation Publicly traded on Australian exchange Additional facility in Melbourne, Australia (15 employees)

Structure and Capabilities Excellent engineering with world-class expertise in electrophysiology, significant software capabilities 96,000 square foot facility in Union City Currently ~70% utilized President in Union City (retiring), CEO in Australia Also 15 employees, primarily software engineers, in Australia

Market Position Leading supplier of traditional patch clamping equipment and software Leading supplier of microarray scanners 1,400 installations, probably the highest in industry Leader in automated patch clamping systems Installed base of 20, good uptake by big pharma Participant in high content screening market

Cellular Neurosciences Axoclamp voltage clamp -single electrode multiplexed operation GeneClamp voltage and patch clamp Axopatch patch clamp -highest fidelity ever made MultiClamp voltage and patch clamp All priced at $10k-$12k

Genomics GenePix 4200 Autoloader -36 slide magazine GenePix 4000 Classic -Fast -Dual simultaneous GenePix 4100 Personal -Low cost GenePix 4200 Professional -Extremely flexible Prices range from $30k-$120k

Electrophysiology Screening PatchXpress 7000 -ligand or voltage gated -gigaseals -full dose response on each cell SealChip Electrodes -Exclusive supply by Aviva PatchXpress $400k SealChip $130

Imaging -$190k -Live cell option $70k -Transmitted light option -96, 384 or 1536 well plates ImageXpress System

Benefits by Product Line Cellular Neurosciences Steady, profitable business Broadens life sciences offering Excellent reputation among patch clamp customers Genomics Allows MDC to enter genomics market as top player Enlarges our footprint as tools provider to pharma, biotech

Benefits by Product Line (cont'd) Electrophysiology Screening Gives MDC a commercial product for lower-throughput applications and ligand-gated ion channels Allows MDC to focus HT development on increasing throughput Imaging Offers database product to further enhance Discovery-1

Post-Closing Structure Alan Finkel as CTO of combined company Australia site manager Fully integrate non-technical functions Sales and Service Marketing Finance/HR/Admin/IT Operations Determine optimal R&D, Engineering organizational structures

What Happens Next MDC and Axon Employee Meetings 3/22/04 Kick off transition planning teams S-4 written and filed with SEC Early April Transition planning teams first update to Joe and Alan week of 4/12/04 SEC, HSR reviews March - April Shareholder meetings TBD Transition planning team final recommendations pre-closing Possible close (earliest) Early June

Transition Planning Team Goals and Objectives Form appropriate teams Review current objectives and activity Identify areas that are complementary or overlapping Describe potential cost savings and efficiencies Propose new organizational structures Meet timelines First recommendations week of April 12

Operating During the Transition Business as usual or better than usual Confidentiality

Presentation to MDC Employees March 22, 2004